OPERATING AGREEMENT
OF
PARTING GLASS HOSPITALITY, LLC
(AN NEW YORK LIMITED LIABILITY COMPANY)

DATED AS OF APRIL 29, 2022

OPERATING AGREEMENT OF
Parting Glass Hospitality, LLC

THIS OPERATING AGREEMENT (this "**Agreement**") of **PARTING GLASS HOSPITALITY, LLC** (the "**Company**"), dated as of April 29, 2022, by and among each Person whose name is set forth on Schedule 1 hereto as a member of the Company (each, a "**Member**" and collectively, the "**Members**") pursuant to and in accordance with the Limited Liability Company Law of the State of New York (Chapter 34 of the Consolidated Laws of New York), as amended from time to time (the "**Company Law**").

In consideration of their mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **GENERAL PROVISIONS; MEMBERSHIP; AUTHORIZED CAPITAL**

1.1. **General Provisions**

1.1.1. Formation. On March 28, 2022, the Company was formed as a limited liability company pursuant to the Act. The Company shall be governed by the terms and conditions set forth in this Agreement as of the effective date set forth above. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that is also provided for in the Act. The Company and the Members hereby forever discharge the organizer and indemnify the organizer from and against any expense or liability actually incurred by the organizer by reason of having been the organizer of the Company.

1.1.2. Name. The name of the Company shall be "Parting Glass Hospitality, LLC".

1.1.3. Articles of Organization. Jason Wiener | p.c. caused the articles of organization for the Company (the "**Articles**") to be properly filed with the New York Secretary of State. The Members shall (a) execute such further documents (including amendments to the Articles) and (b) take such further action, as shall be appropriate or necessary to comply with the requirements of Law for the formation, qualification or operation of a limited liability company in all states and counties where the Company may conduct its business.

1.1.4. Principal Office. The principal office of the Company shall be 143 Lafayette Avenue, Apt 5F, Brooklyn, NY 11238, or at such other place in the United States as may from time to time be designated by the Members.

1.1.5. Formation; Term. The Members hereby form a limited liability company under the Company Law, which shall have perpetual duration.

1.1.6. Purpose. The purpose of the Company is to carry on any lawful business, purpose or activity permitted under the Company Law and to engage in all activities necessary, convenient, desirable or incidental to the foregoing. Additionally, the purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

1.1.7. Core Values.

 1.1.7.1. *Active Hospitality* –We believe hospitality is an active practice based in empathy, not a dogmatic principal that the customer is always right. We treat patrons like guests in our home—showing them respect and kindness and making sure they are heard.

 1.1.7.2. *Employee Ownership* – We believe a dedicated staff is the often-overlooked lifeblood of a great restaurant, and they should be treated as stakeholders in the business. To facilitate this, long-term commitment should be rewarded with ownership rights and responsibilities.

 1.1.7.3. *Community Engagement* – We acknowledge the harmful effect gentrification has had on many neighborhoods, and believe it is our obligation to actively support the existing community, seek out their feedback, and amplify the voices of our neighbors.

 1.1.7.4. *Resiliency* – In increasingly uncertain times, we prioritize resiliency over short-term growth and profits, and make investments in people and infrastructure that will keep us flexible and help us weather any storm.

 1.1.7.5. *Environmental Sustainability* – We understand the outsized environmental toll many restaurants can wreak, and the importance of the food system to a sustainable future. We aim to be the best possible stewards of the environment—locally and globally.

 1.1.7.6. *Humor and Humility* – We take our job seriously, we take our values seriously, we take our company seriously. We strive to never take ourselves seriously.

1.1.8. Mission Statement. We exist to be a true third space—a gathering spot and community hub that provides warmth and connection without pretension. Using the deep toolkit of hospitality, we will provide guests as well as employees a place to connect over simple food and drinks, showcase their creative talents, and build resilient networks in an increasingly uncertain world. Ultimately, we believe joy is a defiant act needed now more than ever, and we aim to increase it each day we are open.".

1.1.9. <u>Adoption of International Cooperative Principles</u>. The Company hereby subscribes to and adopts the seven (7) internationally recognized cooperative principles:

1.1.9.1. *Voluntary and Open Membership* - Cooperatives are voluntary organizations, open to all persons able to use their services and willing to accept the responsibilities of membership, without gender, social, racial, political or religious discrimination.

1.1.9.2. *Democratic Member Control* - Cooperatives are democratic organizations controlled by their members, who actively participate in setting their policies and making decisions. People serving as elected representatives are accountable to the membership. In primary cooperatives members have equal voting rights (one member, one vote) and cooperatives at other levels are also organized in a democratic manner.

1.1.9.3. *Member Economic Participation* - Members contribute equitably to, and democratically control, the capital of their cooperative. At least part of that capital is usually the common property of the cooperative. Members usually receive limited compensation, if any, on capital subscribed as a condition of membership. Members allocate surpluses for any or all of the following purposes: developing their cooperative, possibly by setting up reserves, part of which at least would be indivisible; benefiting members in proportion to their transactions with the cooperative; and supporting other activities approved by the membership.

1.1.9.4. *Autonomy and Independence* - Cooperatives are autonomous, self-help organizations controlled by their members. If they enter into agreements with other organizations, including governments, or raise capital from external sources, they do so on terms that ensure democratic control by their members and maintain their cooperative autonomy.

1.1.9.5. *Education, Training, and Information* - Cooperatives provide education and training for their members, elected representatives, managers, and employees so they can contribute effectively to the development of their co-operatives. They inform the general public - particularly young people and opinion leaders - about the nature and benefits of co-operation.

1.1.9.6. *Cooperation among Cooperatives* - Cooperatives serve their members most effectively and strengthen the cooperative movement by working together through local, national, regional and international structures.

1.1.9.7. *Concern for Community* - Cooperatives work for the sustainable development of their communities through policies approved by their members.

1.1.10. Manager-Managed. Subject to the terms of this Agreement, the Company and the Members elect to manage the Company as a manager-managed limited liability company under the Company Law.

1.2. **Qualifications for Membership**. Each of the following shall be a "*Member*" of the Company and collectively, all classes of membership may be referred to herein as "*Members*." A Member shall be a natural person or organization (each a "*Person*"). Members holding Class A stock shall also be referred to as "*Class A Members*". Members holding Class B shall be referred to as "*Class B Members*." Each Class A Share and Class B Share may also be referred to as a "*Share*".

1.2.1. Class A Members. Those natural persons so identified in **Schedule I**, who meets the following qualifications shall be eligible to be admitted to the Company as a Class A Member (the "*Class A Members*"):

1.2.1.1. Unless waived or modified by the Board in its sole discretion, Class A Members shall have contributed 3,000 hours of paid work to the Company from the commencement of employment with or service as a contractor to the Company within five (5) years of employment or service to the Company, and shall have satisfied all conditions precedent set forth in the Company's member handbook, Candidacy rules and requirements, and Class A Membership Agreement before being eligible to apply for Class A Membership (the "*Class A Candidacy*" or "*Class A Trial*" period);

1.2.1.2. Agrees to purchase one (1) share of Class A common voting stock in the Company for a price per share of three thousand dollars ($3,000) (the "*Class A Share*"), which price is subject to change at the Board's discretion, and which may be paid in cash or with a promissory note paid by way of a payroll payment plan;

1.2.1.3. Shall be and remain an employee, consultant, advisor or independent contractor in good standing;

1.2.1.4. Agrees to always maintain good standing as a member in the Company;

1.2.1.5. Participates in Company governance functions and responsibilities;

1.2.1.6. Agrees to execute such instruments and agreements as may reasonably be necessary or advisable for the Company to carry out its lawful purpose(s) if authorized by the Board; and

1.2.1.7. Agrees to always abide by the Articles of Organization (as may be amended and restated), this Agreement, and the rules and policies as may be established and adopted from time to time by the Members or the Board.

1.2.2. <u>Class B Members</u>. Subject to acceptance by the Board in its sole discretion, a natural person or entity that meets the following eligibility requirements and applies for and be admitted to the Company as an "**Investor Member**":

1.2.2.1. Agrees to purchase shares of Class B Shares on such terms and conditions as represented in those certain investment documents, which shall reference and incorporate therein this Agreement;

1.2.2.2. Agrees to meet any qualifications set forth in those certain investment documents;

1.2.2.3. Acknowledges that such Class B Shares carry no voting rights, except as otherwise set forth in this Agreement and as required by law; and

1.2.2.4. Agrees to at all times abide by the Articles of Organization, this Agreement, the investor documents, and the rules and policies as may be established and adopted from time to time by the Members or the Board.

1.2.3. <u>Admission to Membership</u>. The Class A Members, or such other authorized representative as may be appointed from time to time, may admit to membership by a process that requires a good faith effort to reach consensus, and if consensus cannot be reached then by the affirmative vote of a 75% **super-majority** vote of the Voting Member Voting Class, any applicant who:

1.2.3.1. Applies for admission for the purpose of (i) participating in the activities of the Company if as a Class A Member, or (ii) contributing capital to support the mission and business activities of the Company if as a Class B Member;

1.2.3.2. Meets all the requirements for application and membership under this Agreement, the laws of the State of New York and policies established by the Board;

1.2.3.3. Purchases at least one (1) share of Class A stock in the Company, as applicable; and `

1.2.3.4. Executes a Membership Agreement or such other agreement as the Board may require; **except** that a person shall not be eligible for membership if the Boards finds, based on reasonable grounds, which shall not include discrimination on the basis of gender, sex, race, ethnicity, national origin, immigration status, sexual orientation or any other status protected by federal or state law, that the applicant's admission would prejudice the interests, hinder or otherwise obstruct, or conflict with, any purpose or operation of the Company.

Without limiting the generality of the foregoing, the Company may limit, postpone, delay or deny admission to an applicant for membership into a particular membership class if, in the sole discretion of the Class A Members, such admission would frustrate, jeopardize or in any other way adversely affect the optimal relative proportionality of the population between the various Member classes and the relative balance thereof, which shall be determined in the sole discretion of the Class A Members and periodically reviewed by the same. An applicant shall be considered a member effective upon acceptance of applicant's application, payment for the Membership Share in immediately available funds, and full execution of such agreements as the Board may require. Members shall pay for their respective Membership Share in immediately available funds. A new member's allocation of the Company's net margins for the year in which they became a member shall be based on the relationship of the member's patronage of the Company after they became a member to the total patronage of all members for that year.

1.2.4. <u>Converting Membership Interests</u>. Either by unilateral action of the Board, or by a Member's written request, if so approved by the Board in its sole and absolute discretion, a Member may convert from one member class to another.

1.2.5. <u>Certificates of Interests in the Company</u>. The Company shall not be required to issue any certificates representing memberships, capital stock or other investments in the Company. If certificates are issued, the restrictions on transfer of stock or membership shall be printed upon every certificate of stock or certificate of membership subject to the restrictions.

Certificates shall also include the terms and conditions of redemption, if any.

1.3. **<u>Restrictions on Transfer of Membership Stock</u>**. No membership interest or shares may be transferred to any person or entity except to the Company. The right of the Company to repurchase a Member's shares is set forth in **<u>Schedule II</u>** to this Agreement.

1.4. **<u>Withdrawal and Termination</u>**.

    1.4.1. <u>Member Withdrawal</u>.

        1.4.1.1. Notwithstanding that the terms, conditions and continuation of certain obligations pursuant to such agreements as may exist between a Class A Member and the Company shall continue in full force and effect, a Class A Member may withdraw from membership in the Company by providing thirty (30) calendar days written notice of the Class A Member's intent to withdraw to the Secretary of the Company or to such other representative as authorized by the Board. The form of such written withdrawal may be prescribed by the Board. A withdrawing Class A Member shall be considered an active Member entitled to all benefits entitled and accruing thereto pursuant to this Agreement until the withdrawal becomes effective. Unless a Class A Member has withdrawn because the Class A Member has died, is no longer employed by or provides regular and continuous service to, is no longer eligible for membership in the Company, or because of a violation of any agreements, policies or procedures of the Company, a Class A Member who withdraws shall be eligible to reapply for membership in the Company at any time following the effective date of such withdrawal. Notwithstanding a Class A Member's right to withdraw, the Board reserves the right to delay, postpone, withdraw, suspend or otherwise decide unilaterally the timing and method by which the equity represented by a Class A Member's Class A Share may be redeemed. The Board shall have the sole discretion to determine the timing and method of any redemption of a Member's equity.

        1.4.1.2. Class B Members may withdraw only in accordance with those certain investment agreements providing for the repurchase of the Class B Member's Class B Shares.

    1.4.2. <u>Termination or Suspension of Members</u>. Member's membership in the Company may be terminated in accordance with **<u>Schedule III</u>**.

1.4.3. <u>Rights and Interest on Withdrawal or Termination</u>. On the date a Member's withdrawal becomes effective or upon the termination of the Member's membership in the Company, all rights and interests of the Member in the Company shall cease and the Member shall be entitled only to payment for the value of the Member's equity interest in the Company, as defined in this Section 1.4.3. Unless otherwise defined in an investment agreement or in this Agreement, the equity interest of Members is defined as the original purchase price paid per share plus any declared but unpaid dividends ("*Terminated Membership Redemption Price*"). Unless otherwise provided in **Schedule II** or **Schedule III**, within one hundred and twenty (120) days after the effective date of the Member's withdrawal or termination, the Company shall consider distributing to the Member the Terminated Membership Redemption Price, either in cash, by issuing a promissory note, or some combination thereof, to be decided in the sole discretion of the Board. Notwithstanding the foregoing, the Board shall have the sole discretion to delay, withhold, modify or otherwise control the timing of any redemption or equity distribution if such distribution would impair the financial health of the Company.

1.5. **Consent to Tax Treatment**. Each Member who hereafter applies for and is accepted as a Member in this Company and each Member of this Company as of the effective date of this bylaw, who continues as a Member after such date shall by such act alone consent that the amounts of any allocation or distributions shall be made in accordance with the Internal Revenue Code Subchapter K, which governs entities taxed as partnerships. Members shall receive annual Schedule K-1 partnership returns reflecting all income and loss from the Company for the prior taxable year. Each Member further agrees to account fully for all allocated profit/loss income of the Company on his/her personal income tax filings to the extent reported on an annual Schedule K-1, which may include income generated in multiple states and for which Member agrees to declare and pay tax in such states, notwithstanding that Member may not reside in the states in which the Company's business income was generated.

1.6. **Record of Members**. A record of the Members and their full names, addresses, and social security numbers shall be kept by the Company. Each Member shall notify the Secretary immediately of any change in the Member's address, social security number or tax identification number.

1.7. **Authorized Capital**.

1.7.1. The Company shall represent each membership either as shares of Class A or Class B Shares. There shall be no limit to the aggregate number of membership shares that the Company is authorized to issue (the "*Common Stock*"). All shares of Common Stock will be issued in any one of two (2) classes, without any reservation, subdivision or allocation between each class. Each Class A share of Common Stock shall have one and only one vote on all matters for which a vote may or is to be taken as defined in this Agreement, and be fully paid, non-assessable and may not be sold, assigned or otherwise transferred, voluntarily or involuntarily, by operation of law or otherwise, except for a transfer to the Company under the redemption provisions set forth in this Agreement.

1.7.2.   The respective preferences, voting powers, and special or relative rights or privileges of or applicable to Classes A and B Shares are as follows:

1.7.2.1.   **Class A Common Stock** (Voting Member Shares)

1.7.2.1.1.   **Membership**. Restricted eligibility for the ownership of Shares of Class A Common Stock shall be in accordance with this Agreement.

1.7.2.1.2.   **Voting**. Each Class A Member is entitled to hold no more than one (1) Class A Share. The holders of Class A Common stock are entitled to no more than a single vote per Share on any matter for which a vote by Class A Members may or is to be taken as prescribed in this Agreement.

1.7.2.1.3.   **Patronage Dividends**. No Dividends are paid on Class A Shares, however, all or part of the Net Margins or Losses of the Company shall be allocated to the Class A Members based on each Class A Member's patronage, as determined by the Board on an annual basis and in accordance with this Agreement.

1.7.2.2.   **Class B Preferred Stock** ("*Class B Shares*" or Non-Voting Investor Shares)

1.7.2.2.1.   **No Voting Rights**. Class B Members shall have no voting rights, except as set forth in this Agreement, and as required by law, in which case the Class B Members shall vote separately as a class.

1.7.2.2.2.   **Investor Dividends**. When and as declared by the Board and to the extent permitted under the Company Law, the Class B Members shall be entitled to receive dividends out of the net earnings of the Company legally available therefor. The Class B Membership Class will be entitled to receive annually dividends of forty percent (40%) of the Net Profits/Losses to be allocated pro-rata.

1.7.2.2.3. **Liquidation Rights**. The liquidation rights of the Class B Members are set out in Section 8 of this Agreement.

1.7.2.2.4. **Put and Call Rights**. Holders of Class B Shares and the Company shall have put rights and call obligations follows:

1.7.2.2.5. Put Right. Holders of Class B Shares shall have the right, beginning five (5) years from the date of purchase of shares of Class B Shares, to request that the Company redeem such shares at a redemption price equal to the original issue price per share, plus accrued but unpaid dividends (the "*Redemption Price*").

1.7.2.2.6. Requests for redemptions shall be made in writing and delivered to the Board.

1.7.2.2.7. In the event the Board grants the request for redemption, the Company shall tender the Redemption Price to the holders of Class B Shares who requested redemption within thirty (30) days after receipt of such request in the form of cash, a promissory note with a maturity date of not more than three (3) years with interest not less than the applicable federal interest rate, or a combination of both.

1.7.2.2.8. If at any time the Board determines that it is not in the best interests of the Company to redeem equity, the Board of Directors determines that the payment of the aggregate Redemption Price payable pursuant to requests for redemption will impair the ability of the Company to operate effectively, the Board shall have the sole and absolute discretion to limit, postpone or refuse requests for redemption.

1.7.2.2.9. The Company shall prioritize repayment of exercised Put Rights in the order in which they are received by the Company.

1.7.2.2.10. Call Right. The Company shall have the right, beginning five (5) years from the date of purchase of Class B Shares, to redeem such shares at the Redemption Price.

1.7.2.2.11. Notice of redemption issued to holders will be in writing.

1.7.2.2.12. The Company shall tender the Redemption Price to the holders of Class B Shares pro rata within thirty (30) days after receipt of such request in the form of cash, a promissory note with a maturity date of not more than three (3) years with interest not less than the applicable federal interest rate, or a combination of both.

1.7.2.2.13. The Company shall prioritize exercise of the Call Right based on the earlier date of purchase of such shares of Class B Shares.

1.7.2.2.14. Class B Shares shall be given first priority with respect to distributions in the ordinary course of business, relative to distributions to Class A Members.

2.   **MEETINGS OF MEMBERS**

2.1.   **Meetings of Members**. Meetings of Members of the Company may take place in person, by telephone conference, by internet conference, by video conference, or by any other electronic or telecommunications means by which the Members can effectively communicate, following the notice procedures prescribed in this Agreement.

2.2.   **Regular Annual Membership Meeting**. A regular annual membership meeting of all Class A Members shall be held annually on the first Saturday in May or at such time and place in the area served by the Company as may be determined by the Board and specified in the proper notice of the meeting. At all regular meetings of Members, all lawful business may be brought before the meeting regardless of whether stated in the notice of the meeting; except that amendments to the Articles of Organization or this Agreement or other action required to be stated in the notice of the meeting shall not be subject to action unless notice thereof is stated in the notice of the meeting. The Secretary shall prepare and post the membership list in a conspicuous location during a regular annual membership meeting.

2.3.   **Special Membership Meetings**. Special meetings of the Class A Members of the Company may be called at any time by order of the Board, by such Officer(s) as may be designated in this Agreement, or upon a written petition of at least twenty-five percent (25%) of the Class A Members, such petition delivered to the President or the Secretary of the Company stating the specific business to be brought before the meeting and shall state the time, date and place of the meeting. The petition shall specify a date for such special Class A membership meeting that is no less than ten (10) days and no more than sixty (60) days from the date of the petition.

The place stated in the petition shall be a place reasonably convenient for the general membership. At all special meetings of the Class A Members of the Company, business brought before the meeting shall be limited to the purpose stated in the notice.

2.4. **Notice of Meetings**.

2.4.1. Written notice of every regular meeting of the Members shall be prepared and mailed or electronically mailed to the last known U.S. Post Office or email address of each Class A and Class B Member not less than ten (10) days before the meeting. The notice shall state the time and place, and the business to come before the meeting.

2.4.2. Written notice of special meetings of the Class A Members shall be prepared and mailed or electronically mailed to the last known U.S. Post Office or email address of each Class A and Class B Member not less than ten (10) days before the meeting. The notice shall state the time and place, and the business to come before the meeting. Any lawful business for which a special meeting of the Class A Members may be conducted.

2.4.3. Class B Members waive any and all remedies and recourse at law or under this Agreement in the event that notice under this Section 2.4 is deficient.

2.5. **Waiver of Notice**. When any notice is required to be given to any Member of the Company by law or under the provisions of the Articles of Organization or this Agreement, a waiver thereof shall be equivalent to the delivery of proper notice, *provided* such waiver is in writing signed by the Member entitled to the notice, whether before, at, or after the time stated in the notice.

2.6. **Waiver by Attendance**. By attending a meeting, a Member: (1) waives objection to lack of notice or defective notice of the meeting unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting; and (2) waives objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the Member objects to considering the matter when it is presented. "*Attendance*"" shall include attendance in person at any meeting, participating in a telephonic meeting, or participation by signing into a tele-conference or other form of Internet on-line meeting format as prescribed by the Board for that particular meeting.

2.7. **Voting at Meetings**. At all membership meetings, each qualified Class A Member holding one (1) share of voting Common Stock, <u>provided</u> such Class A Member is in good standing in accordance with all policies duly adopted by the Board, shall be entitled to one (1) vote for each Share of voting common stock held ("*Voting Member Voting Class*"). Provided quorum exists, the Class A Members shall strive to reach consensus, and if consensus cannot be reached after good faith efforts, all matters shall then require an affirmative vote of a **two-thirds super-majority** of those Class A Members, except as otherwise specifically provided by law, the Articles of Organization or this Agreement. Votes shall only be counted among Members present and entitled to vote, including proxy votes.

2.7.1. <u>Proxy and Cumulative Voting</u>. Voting by proxy is permitted at all meetings, <u>provided</u> the proxy authorization is memorialized in writing, signed by both Members. Cumulative voting is prohibited at all meetings of the Company. For purposes of this subsection, all duly prepared and delivered powers of attorney shall be considered to be proxies.

2.7.2. <u>Voting by Mail or by Electronic Means</u>. For any meetings of Members, the Board, at its election, may submit motions, resolutions, or other matters to be voted upon to all Class A Members for vote by ballots transmitted by mail through the U.S. Postal Service. In addition, the Board, at its election, may submit motions, resolutions, or other matters to be voted upon to all Class A Members for vote by any electronic means (including, but not limited to, email ballots, Internet drop box voting, electronic voting systems, etc.) that the Board deems reasonable and that will allow all the Members to vote. Email ballots shall be deemed properly delivered when transmitted by sender. The ballots may be returned to the Company by mail, by email, or by any other reasonable means, as directed in instructions to be delivered with the ballots. The ballots shall be counted only in the meeting at the time at which the vote is taken, provided that all Class A Members have been notified in writing, pursuant to action by the Board, of the exact wording of the motion or resolution upon which the vote is taken, and a copy of the motion or resolution is forwarded with and attached to the vote of the Voting Member voting. If a matter, for which mailed or emailed ballots have been delivered and received by the Company, has been amended at the meeting, the meeting shall be adjourned with respect to that matter until a new vote can be solicited by mail or email with respect to the amended matter. Notwithstanding the foregoing, if a quorum is present at such meeting and a simple majority vote of the Voting Member Voting Class approves the matter as amended, the meeting need not be adjourned with respect to that amended matter.

2.8. **Quorum**. (i) For as long as there are fewer than nine (9) Class A Members, a **two-thirds super-majority** of the Class A Members present and voting in person or by proxy, and (ii) if there are nine (9) or more Class A Members, a **simple majority** of the Class A Members present and voting in person or by proxy shall constitute a quorum for the transaction of business at any meeting of the Class A Members, except for the transaction of business concerning which a different quorum is specifically provided by law. In the event a quorum is not present or is lost during the meeting, the meeting may be recessed or adjourned from time to time without further notice by a majority of those present until a quorum is obtained. Any business may be transacted at the resumption of the recessed meeting that might have been transacted at the originally called meeting.

2.9. **Order of Business**. All membership meetings of the Company shall be presided upon in accordance with this Agreement. The Officer presiding over membership meetings shall have the discretion to adopt and enforce formal governance procedures and rules. The following order of business shall be used as a guide insofar as is applicable and desirable:

2.9.1. Determination of quorum

2.9.2. Proof of due notice of meeting

2.9.3. Reading and disposition of minutes

2.9.4. Auditor's report

2.9.5. Report of Boards by president or vice president

2.9.6. Report of secretary-treasurer

2.9.7. Report of general manager

2.9.8. Reports of committees

2.9.9. Nominations for vacancies on the Boards

2.9.10. Elections

2.9.11. Unfinished business

2.9.12. New business

2.9.13. Adjournment

2.10. **Action without a Meeting**. Actions of the Members may be taken without a meeting if the action is agreed to by all Members eligible to vote on such matter, and approval to take such action is evidenced by one or more written consents or electronically transmitted approvals, signed by all Members entitled to vote on such matter and filed with the corporate records reflecting the action taken.

3. **DIRECTORS**

3.1. **Number and Qualifications of Board Members**.

3.1.1. For as long as there are fewer than seven (7) Class A Members and there are no Class B Members, all Class A Members shall constitute the Board, and if there are seven (7) or more Class A Members, then the Board shall be comprised of between three (3) and nine (9) Board Members (collectively the "*Board*", and each a "*Board Member*").

3.1.2. The Board may vote to increase the size of the Board, with Board Members who may be Members or non-members.

3.1.3. In the event the Board votes to increase the size of the Board, it shall follow the nomination procedure set forth in Section 3.2, and the election procedure set forth in Section 3.3 hereof.

3.2. **Nomination of Board Members**. This section shall apply if there are seven (7) or more Class A Members. In years in which a Board Member election is to occur, at the first meeting of the Board following the end of each fiscal year but not later than sixty (60) days preceding the annual meeting date, the Board may appoint a nominating and governance committee ("*Nominating & Governance Committee*"). The Nominating and Governance Committee may consist of one (1) Class A Member and one (1) Class B Member, each representative of the areas served by the Company. The Nominating and Governance Committee may strive to name at least two (2) nominees for each available Board Seat, each qualified for a respective Board seat as prescribed herein. Each nominee shall have agreed to accept the directorship and its responsibilities if elected. The Nominating and Governance Committee may nominate persons familiar with the Company's operations, experienced in the Company's industry, or experienced with worker-ownership governance. Each nominee must be willing to accept all the responsibilities of Board Members of the Company, to attend the Board Members' meetings and other training and informational meetings to better serve as Board Members and to become familiar with the Company's Articles of Organization, this Agreement, organizational structure, objectives, policies and procedures.

3.3. **Election of Board Members**. Each Board Seat (collectively the "*Board Seats*") shall be filled separately and election shall be as prescribed by the Board in person, or by mail or email ballots. Newly elected Board Members shall become members of the Board at the first meeting of the Board following their election. To be elected, a nominee for a Board Seat shall either (i) be one of the candidates receiving the highest number of votes of all Class A Members present and entitled to vote to prevail in a contested election; or (ii) receive a **majority** vote of all Class A Members present and entitled to vote in an un-contested election.

3.4. **Term**. Board Members shall serve until the sooner of: (i) a two-year term; (ii) death; (iii) the Board Member resigns; (iv) is removed; or (v) the Board Member's replacement is duly elected. The initial term of a Board Member elected to fill a vacancy shall be only for the remaining period of the unexpired term.

3.5. **Election of Officers**. The Board shall hold a meeting within thirty (30) days after the adjournment of the annual membership meeting for the purpose of organizing the Board. Nominations for the election of Officers shall be made by Board Members from the floor at the Board Member's meeting where the Officers are to be elected. They shall elect a President. The Board may elect one or more Vice Presidents, a Secretary and a Treasurer as determined in the discretion of the Board. Each Officer shall hold office until the election and qualification of a successor unless earlier removed by death, resignation, or in accordance of this Agreement. The Board may create, alter, and abolish such additional offices and its attendant duties in its discretion and may appoint persons to serve in such offices at the pleasure of the Board.

3.6. **Removal of Officers or Board Members**.

  3.6.1. At a meeting called expressly for that purpose, as well as any other proper purpose, a Board Member may be removed by the Class A Members in the manner provided in this Section. Removal of any Board Member requires an affirmative vote of a **two-thirds (67%) super-majority** of Class A Members present and voting if in person, by mail or by email. If removal of a Board Member is by the Board, then by a **two-thirds (67%) super-majority** of the members of the Board not subject to removal.

  3.6.2. The Board may remove a Board Member who does not meet the qualifications for Board membership set forth in this Agreement.

  3.6.3. Class A Members may remove one or more Class A Board Members with cause. A written petition signed by at least a **twenty-five percent (25%)** of Class A Members may initiate a vote to remove a Board Member, in accordance with Section 3.6.1 above. No petition shall seek removal of more than one (1) Board Member at a time.

  3.6.4. Any Board Member subject to a removal petition under any provisions of this section shall be promptly informed in writing by the Board and shall have the opportunity, in person and by counsel, to be heard and present evidence at the meeting called for the vote. The persons seeking a Board Member's removal shall have the same privilege.

  3.6.5. The Board shall have the power to remove any Officer of the Company with cause, by a **simple majority** vote of the Board Members not serving as the Officer subject to removal.

3.7. **Referendum**. Upon demand of at least one half (1/2%) of the entire Board, made immediately at the same meeting at which the original motion was passed and so recorded, any matter of policy that has been approved or passed by the Board must be referred to the Class A Membership for ratification at the next regular or special meeting of the members, and a special meeting may be called for that purpose.

3.8. **Vacancies**. Whenever a vacancy occurs in the Board, except from the expiration of a term of office, the remaining Board Members shall, as soon as practicable, appoint a replacement to fill the vacancy until the expiration of the term of the vacant position.

3.9. **Board Meetings**. Regular meetings shall be held by the Board at least once per fiscal year or more frequently, at such place (including online) and time as the

Board may determine. Failure to hold a regular meeting of the Board shall not invalidate actions taken by the Board or the status of the Company under the Company Law.

3.10. **Special Meetings**. Special meetings of the Board shall be held whenever called by the President or by a majority of votes held by all Board Members at a time and place specified in the notice (including online meetings). All business may be transacted at any special meeting. A meeting of the Board may be held at any time or place with or without notice upon the consent of all the Board Members.

3.11. **Notice of Board Meetings**. Prior written notice of each meeting of the Board shall be delivered to each Board Member at least ten (10) calendar days for regular meetings and at least three (3) business days for any special meetings, *provided*, that the Board may establish regular meeting places, dates and times for which the notice need not be given. Notice may be waived by any or all the Board Members, and appearance at a meeting shall constitute a waiver of notice thereof, except if a Board Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

3.12. **Telephonic Meeting**. One or more members of the Board or any committee designated by the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications medium by which all persons participating in the meeting can communicate effectively. Such participation shall constitute presence in person at the meeting.

3.13. **Quorum; Voting**. **Sixty Percent (60%)** of the votes represented by Board Members on the Board shall constitute a quorum at any meeting of the Board. In the event a quorum is lost during a meeting, however, the meeting may proceed. Each Board Member, including each Officer who is also a Board Member, shall be entitled to one (1) vote per Board Member on any matter coming before the Board, except, no Board Member shall vote on any matter in which he has a personal financial interest in any capacity other than as a Member of the Company. A Board Member who has a personal financial interest may, however, vote on such a matter if the remaining disinterested Board Members ratify the vote on such matter and deem the decision to be in the best interest of the Company. Any matter upon which the Board may vote shall require **sixty percent (60%)** of the Board Member votes of those Board Members present and voting to pass.

3.14. **Assent to Action**. A Board Member is considered to have assented to an action of the Board unless:

   3.14.1. The Board Member votes against it or abstains and causes the abstention to be recorded in the minutes of the meeting;

   3.14.2. The Board Member objects at the beginning of the meeting and does not later vote for it;

3.14.3. The Board Member has his or her dissent recorded in the minutes;

3.14.4. The Board Member does not attend the meeting at which the vote is taken; or

3.14.5. The Board Member gives notice of his or her objection in writing to the Secretary within twenty-four (24) hours after the meeting.

3.15. **Action without a Meeting**. Actions of the Board may be taken without a meeting if the action is agreed to by all Board Members and is evidenced by one or more written consents signed, or electronically submitted via email, by all Board Members and filed with the company records reflecting the action taken.

3.16. **Compensation**. Reasonable procedures for the expense reimbursement of the Board Members shall be established by the Board. Notwithstanding the foregoing, directors may be eligible for compensation arising from or as provided for in a Membership Agreement, Employment Agreement or any other agreement governing the terms and conditions of a membership interest in the Company. At the first regular Board meeting of each fiscal year the reimbursement policies shall be established. Board Members may be reimbursed for actual and reasonable out of pocket expenses incurred in service to the Company.

3.17. **Executive Committee**. The Board may in its discretion appoint from its own membership an executive committee of three Board members, provided at least one (1) is a Member Board Member, determine the tenure of office of the committee's members and their powers and duties. The Board may delegate to the executive committee all or any stated portion of the functions and powers of the Board, subject to the general direction, approval, and control of the Board, however, the Board shall not purport to delegate its fiduciary duties to an executive or any other committee comprised of non-Board Members. Copies of the minutes of any meeting of the executive committee shall be mailed or emailed to all Board Members within thirty (30) days following the meeting.

3.18. **Other Committees**. The Board may, in its discretion, appoint such other committees from its own number or from the membership, as may be necessary.

3.19. **General Standards of Conduct for Board Members and Officers**.

3.19.1. Each Board Member shall discharge their duties as a Board Member, including duties as a member of a committee, and each Officer with discretionary authority shall discharge his or her duties under that authority:

3.19.1.1. In good faith and proper purpose;

3.19.1.2. With the care an ordinary prudent person in a like position would exercise under similar circumstances;

3.19.1.3. In a manner the Board Member reasonably believes to be in the best interests of the Company and its Membership;

3.19.1.4. In in accordance with the Company Law; and

3.19.2. In discharging their duties, a Board Member or Officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by:

3.19.2.1. One or more Officers or employees of the Company whom the Board Member or Officer reasonably believes to be reliable and competent in the matters presented;

3.19.2.2. Legal counsel, a public accountant, or another person as to matters the Board Member or Officer reasonably believes are within such person's professional or expert competence; or

3.19.2.3. In the case of a Board Member, a committee of the Boards of which the Board Member is to a member if the Board Member reasonably believes the committee merits confidence.

3.19.3. A Board Member or Officer is not acting in good faith if they have knowledge concerning the matter in question that makes reliance otherwise permitted by subsection 3.19.2 of this section unwarranted.

3.19.4. In discharging the duties of their positions and in considering the best interests of the Company, a Board Member shall consider the effects of any action or inaction on:

3.19.4.1. the Members of the Company;

3.19.4.2. the employees and work force of the Company, its subsidiaries, and its suppliers;

3.19.4.3. the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

3.19.4.4. community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

3.19.4.5. the local and global environment;

3.19.4.6. the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be

> best served by the continued independence of the Company; and

>> 3.19.4.7. the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

> 3.19.5. In discharging their duties, and in determining what is in the best interests of the Company and its Members, a Board Member shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. A Board Member shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a Board Member under this paragraph if the Board Member was not interested with respect to the action or inaction; or (ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole.

> 3.19.6. A Board Member does not have a duty to any person other than a Member in its capacity as a Member with respect to the purpose of the Company or the obligations set forth in this Article, and nothing in this Article express or implied, is intended to create or shall create or grant any right in or for any person other than a member or any cause of action by or for any person other than a member or the Company.

> 3.19.7. Notwithstanding anything set forth herein, a Board Member is entitled to rely on the provisions regarding ""best interests"" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a Board Member's duty of care, even in the context of a change in control transaction where, as a result of weighing the interests set forth in subsection 3.19.4.1-3.19.4.7 above, a Board Member determines to accept an offer, between two competing offers, with a lower price per share.

> 3.19.8. A Board Member who makes a business judgment in good faith fulfills the duty under this section if the Board Member: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

3.20. **<u>Indemnification</u>**. The Company shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorney's fees) incurred by reason of the fact that they are or were a Board Member or Officer of the Company or, while serving as a Board Member or Officer of the Company, they are or were serving at the request of the Company as a Board Member, Officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign Company or other individual or entity or of an employee benefit plan. The Company shall also indemnify any person who is serving or has served the Company as Board Member, Officer, employee, fiduciary or agent, and the estate and personal representative of any such person, to the extent and in the manner provided in any bylaw, resolution of the Board or the stock-holders, contract, or otherwise, so long as such provision is legally permissible. Notwithstanding anything to the contrary set forth in this Section 3.20, such indemnity shall not extend to conduct not undertaken in good faith to promote the best interests of the Company, nor to any recklessness or willful misconduct; and, provided further, that this indemnification shall be limited to the total assets of the Company.

4. **DUTIES OF DIRECTORS**

    4.1. **Management of Business**. The Boards shall have general supervision and control of the business and the affairs of the Company and shall make all rules and regulations not inconsistent with the Company Law, the Articles of Organization or with this Agreement for the management of the business and the guidance of the Members, Officers, Directors, employees, and agents of the Company. The Board shall have installed an accounting system which shall be adequate to the requirements of the business, and it shall be the duty of the Board Members to require proper records to be kept of all business transactions.

    4.1. **Employment of Directors and Others**. The Boards may employ one or more department, division or functional directors (each a "*Director*" and together the "*Directors*"), define the Directors' duties, compensation and negotiate employment contracts. The Board shall authorize the employment of such auditors, agents, and counsel as it from time to time deems necessary or advisable in the interest of the Company, and prescribe their duties. The Board shall have general oversight and supervisory responsibility for the Directors' performance and shall have the ultimate authority to hire and fire Directors, subject to the terms of any agreements between a Director and the Company or the Board.

    4.2. **Reports of Business Activity and Finances**. The Board shall present at each regular meeting of the Members and, if appropriate, at special meetings of the Members a detailed statement or report of the business of the preceding year. The statements shall show the financial condition of the Company at the end of the fiscal year and shall be in a form as shall fully exhibit to the Members a complete illustration of the assets and liabilities of the Company, of the cash on hand, inventory, and indebtedness and all other facts and figures pertinent to a complete understanding of the Company's financial position for the period.

    4.3. **Bonds and Insurance**. The Board may require one or more Directors, if employed, and all other Officers, agents, and employees charged by the Company with responsibility for the custody of any of its funds or negotiable instruments to give adequate bonds. The bonds, if required, unless cash security is given, shall be furnished by a responsible bonding company and shall be approved by the Board, and the cost thereof shall be paid by the Company. The Board shall provide for the adequate insurance of the property of the Company, or property which may be in possession of the Company and/or Company employees or stored by it and not otherwise adequately insured. The Board shall provide for adequate insurance covering liability for accidents to all employees and the public.

4.4. **Management Prepared Financials**.

    4.1.1. <u>Annual Preparation by Management</u>. The Board shall charge a Director to prepare a comprehensive set of financial statements made at least at the end of each fiscal year and at other times as it deems necessary. The management prepared financials shall meet these requirements:

    4.1.2. <u>Performance</u>. The preparation is to be performed or overseen by a Director or an Officer or Board Member.

    4.1.3. <u>Scope</u>. The statements shall be prepared in accordance with generally accepted accounting principles, consistently applied. The financial statements shall disclose any material qualifications or discrepancies.

    4.1.4. <u>Form</u>. The financial report shall be in written form and shall be presented to the Board and reviewed with the Board Members at a regular or special meeting as determined by the Board Members. The financial report shall be reviewed with the Members of the Company at the annual meeting. Copies of the completed financial report shall be presented to each of the Board Members with as many copies as are needed by the Company and its creditors. Each Member shall be given, each year, a summary financial statement based on the annual review report which statement shall indicate that a copy of the annual review report is available at the office of the Company for review by any Members.

4.5. **Depository**. The Board shall have the power to select one or more banks to act as depositories of the funds of the Company and to determine the manner of receiving, depositing, and disbursing the funds of the Company and the form of checks – or other types of electronic payments – and the person or persons by whom checks shall be signed, with the power to change banks and the person or persons signing checks and the form thereof at will.

4.6. **Agreements with Members**. The Board shall have the power to carry out all agreements of the Company with its Members in every way advantageous to the Company representing the Members collectively.

5. **DUTIES OF BOARD OFFICERS**

5.1. **Duties of the President**. The President shall (1) preside over all meetings of the Members and of the Board, (2) call special meetings of the Board, (3) perform all acts and duties usually performed by a presiding Officer, and (4) sign such instruments of the Company as s/he may be authorized or directed to sign by the Board; provided, however, that the Board may authorize any person to sign any or all checks, contracts and other instruments in writing in behalf of the Company. The President shall perform such other duties as may be prescribed by the Board.

5.2. **Duties of the Vice President**. If so elected by the Board pursuant to Section 3.5 hereof, in the absence or disability of the President, the Vice President shall perform the duties of the President. The Vice President shall perform such other duties as may be required by the Board. If such Officer has not been elected by the Board, then the foregoing duties shall be the responsibility of the President.

5.3. **Duties of the Secretary**. If so elected by the Board pursuant to Section 3.5 hereof, the Secretary shall keep a complete record of all meetings of the Company and of the Board and shall have general charge and supervision of the corporate records of the Company. They shall serve all notices required by law and by this Agreement and shall make a full report of all matters and business pertaining to the office and to the Members at the annual meeting. The copies of the Board or membership minutes, and complete membership records shall be maintained at the principal office of the Company. The Secretary shall make corporate reports required by law and shall perform such other duties as may be required of the position by the Company or by the Board. If such Officer has not been elected by the Board, then the foregoing duties shall be the responsibility of the President.

5.4. **Duties of the Treasurer**. If so elected by the Board pursuant to Section 3.5 hereof, the Treasurer shall have supervision of the Company's financial records and perform such duties with respect to the finances of the Company as may be prescribed by the Board. Upon the election of their successor, the Treasurer shall turn over all books and other property belonging to the Company in his or her possession. If such Officer has not been elected by the Board, then the foregoing duties shall be the responsibility of the President.

6. **MANAGEMENT**

6.1. **Duties in General**. Under the direction of the Board, if so employed, one or more Directors shall have general charge of the ordinary and usual business operations of the Company. The Directors shall, so far as practicable, endeavor to conduct the business in such a manner that the Members will receive just and fair treatment. The Directors shall cause all money belonging to the Company to be deposited in a bank or invested in a manner selected by the Board and if authorized to do so by the Board shall make all disbursements by check or withdrawal therefrom for the ordinary and necessary expenses of the business in the manner and form prescribed by the Board. Upon the appointment of their successor, a Director shall deliver all money and property belonging to the Company which in their possession or control.

6.2. **Duties of Directors to Account**. Subject to policies adopted by the Board, one or more Directors shall have the general authority to manage and supervise all employees of the Company. One or more Directors shall be required to maintain

Company records and accounts in such a manner that the true and correct condition of the business may be ascertained therefrom at any time. Monthly and annual statements shall be prepared in the form and in the manner prescribed by the Board. All books, documents, correspondence, and records of whatever kind pertaining to the business which may come into his or her possession shall be carefully preserved.

6.3. **Duties of Directors Concerning Employees**. The Directors shall have the authority to employ, supervise, and terminate employees within each Director's department, division or functional area of the Company, as well as fix their compensation subject to the policies and at salaries within ranges adopted by the Board not inconsistent with this Agreement. Employees shall be under the direct supervision of the Directors. Auditors, agents, or counsel specifically employed by the Board shall be under the supervision of the Board and not under the Directors.

7. **CAPITAL**

7.1. **Definitions**.

7.1.1. "**Net Profits**" and "**Net Losses**" means for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code, subject to the provisions of Section 7.4. Notwithstanding other provisions of these Bylaws, to the extent allowed by law, any debt, obligation, or other liability of this Company is solely that of the Company and is not the debt, obligation, or liability of any Member solely by reason of being a member.

7.1.2. "**Patronage Activity**" shall mean the aggregate value of the Company's goods and services purchased or contributed by each Member during the applicable fiscal period. The Board shall have the authority to develop, review and revise the methodology by which to calculate the Company's aggregate Patronage Activity and each member's respective allocable share of Patronage Activity. Each member's allocable share of the Company's Net Profits and Net Losses shall be made according to each member's respective Patronage Activity.

7.1.3. "**Depreciation**" means, with respect to each asset, for each fiscal year; an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to the asset for such fiscal year; provided, however, that, if the Gross Asset Value of the asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, "Depreciation" shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; and provided, further, that, if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, "Depreciation" shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

7.1.4. **"Profit/Loss Interest***"* means the percentage interest of each Class of Members in the Net Profits and Net Losses of the Company. The classes of Membership provided in these Bylaws shall be entitled to the following percentage allocations of net profits and losses as are determined by the Board of Directors on a periodic basis:

Membership Class	Percentage Allocation
Class A Members	60% of all net profits/losses
Class B Investor Members	40% of all net profits/losses

7.2. **Capital Accounts**. A separate member Capital Account shall be maintained for each member. Each member's Capital Account shall be: (i) credited with the member's initial capital contribution made via the purchase one or more shares of the Company's common or preferred stock and the member's distributive share of all income and gain, including patronage-based distributions (including any income exempt from federal income tax); and (ii) charged with the amount of all distributions to such member and the member's distributive share of the Profit/Loss Interest. Capital Accounts shall be maintained in accordance with federal income tax accounting principles as set forth in Treas. Reg.§1.704-1(b)(2)(iv) or any successor provision.

7.3. **Income/Gain Computations**. The following provisions will be used to compute the Company's Net Profits or Net Losses:

7.3.1. any item of income, gain, loss, or deduction allocated to Members under this Section 7 shall not be taken into account in computing Net Profits or Net Losses;

7.3.2. any income of the Company that is exempt from federal income tax and is not otherwise taken into account in computing Net Profits and Net Losses under this definition shall be added to such net taxable income or loss;

7.3.3. any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Profits and Net Losses shall be subtracted from such net taxable income or loss;

7.3.4. gain or loss resulting from the disposition of an asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset, notwithstanding that the adjusted tax basis of the asset differs from its Gross Asset Value;

7.3.5. in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account, in computing Net Profits or Net Losses, Depreciation (as hereinafter defined) for such fiscal year; and

7.3.6. to the extent an adjustment to the adjusted tax basis of an asset under Section 734(b) of the Code or Section 743(b) of the Code is required under Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining member Capital Accounts as a result of a distribution other than in liquidation or redemption of a membership equity interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

7.4. **Limitation on Losses**. Notwithstanding the foregoing, no allocation or distribution pursuant to Section 7 shall be made to the extent it would cause or increase a negative balance in any member's Capital Account.

7.5. **Distributions**.

7.5.1. Distribution of Cash from Operations.

7.5.1.1. Net Profits and Losses of the Company for any fiscal period shall be allocated among the members, first, to offset prior allocations of Net Loss, in the reverse order and priority of such allocations of Net Loss and second, to the Classes of Membership in the percentages show in the table in Section 1 of this Article.

7.5.1.2. The Profit/Loss Interest allocated to Class A Members shall be distributed to the Members of that Class based on their percentage of patronage activity conducted with the Company in the prior calendar year in relation to the other Members of their Class ("**Patronage Distribution**").

7.5.1.3. The Profit/Loss Interest allocated to Class B Investor Members shall be distributed to the Members of that Class based on their pro-rata share of the total number of outstanding Class B shares ("**Investor Distribution**").

7.5.2. Any such distribution shall be made at the time and in the amounts determined by the Board to be appropriate in light of the cash needs of the

Company. Class A Patronage Dividends may accrue but shall not be distributed until the total amount of Investor Distributions equals the original purchase price of each Class B Share. Without limiting the foregoing, the Board will endeavor to distribute cash to the members at least annually in an amount sufficient to meet the tax liability of each Member in relation to the taxable income of the Company allocated to each such Member.

7.5.3. <u>Distributions Upon Sale or Refinancing</u>. Net proceeds from the sale or refinancing of any property of the Company, after payment of all expenses of sale or refinancing, and in the case of a sale after payment of all other debts and obligations of the Company, shall be distributed (except as provided for in Section 8 upon liquidation of the Company) as follows:

7.5.3.1. First, to creditors of the Company (including any Members that also are creditors), to the extent of any amounts then due and payable, or as determined by the Board to be appropriate for the Company's business; and then

7.5.3.2. Second, Class A receive sixty percent (60%) of the residual value and Class B receives forty percent (40%).

7.6. **Special Allocations**. Special allocations may be made for any fiscal year of the Company in the following order:

7.6.1. <u>Minimum Gain Chargeback</u>. If there is a net decrease in "partnership minimum gain" as defined in Treasury Reg. 1.704-2(b)(2) and 1.704-2(d) during any Cooperative fiscal year, each Member shall be specially allocated items of Cooperative income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of such net decrease, determined in accordance with Treasury Reg. 1.704-2(f) and 1.704-2(g)(2). The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Treasury Reg. 1.704-2(f) and 1.704-2(j)(2). This Section 6.4.1 is intended to satisfy the minimum gain chargeback requirement in Treasury Reg. 1.704-2(f) and shall be interpreted and applied accordingly.

7.6.2. <u>Member Minimum Gain Chargeback</u>. If there is a net decrease in "partner nonrecourse debt minimum gain" as defined in Treasury Reg. 1.704-2(i) during any Cooperative fiscal year, each Member who has a share of such gain, determined in accordance with Treasury Reg. 1.704-2(i)(5), shall be specially allocated items of Cooperative income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of such decrease, determined in accordance with Treasury Reg. 1.704-2(i)(4) and 1.704-2(i)(5). The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Treasury Reg. 1.704-2(h)(4) and 1.704-2(j)(2). This Section 6.4.2 is intended to satisfy the minimum gain chargeback requirement in Treasury Reg. 1.704-2(i)(4) and shall be interpreted and applied accordingly.

7.6.3. Qualified Income Offset. In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Reg. 1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of Cooperative income and gain shall be specially allocated to such Member in an amount and in a manner sufficient to eliminate as quickly as possible, to the extent required by Treasury Reg. 1.704-(1)(b)(2)(ii)(d), the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year (which shall be determined as if all other allocations provided for in this Article 6 have been tentatively made, and as if this Section 6.4.3 were not in this Agreement), after giving effect to the following adjustments:

    7.6.3.1. Credit to such Capital Account any amount that such Member is obligated to restore to the Cooperative under Treasury Reg. 1.704-l(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Treasury Reg. 1.704-2(g)(l) and (i)(5); and

    7.6.3.2. Debit to such Capital Account the items described in Treasury Reg. 1.704-l(b)(2)(ii)(d)(4), (5) and (6).

7.6.4. These provisions are intended to comply with the provisions of Treasury Reg. 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

7.7. **Corrective Allocations**. The allocations set forth in this Article are intended to comply with certain regulatory requirements under Code Section 704(b). The Members intend that, to the extent possible, all allocations made pursuant to such Sections will, over the term of the Company, be offset either with other allocations pursuant to Section 7 or with special allocations of other items of Company income, gain, loss, or deduction pursuant to Section 7. Accordingly, the Board is hereby authorized and directed to make offsetting allocations of Company income, gain, loss, or deduction under Section 7 in whatever manner the Board determines is appropriate so that, after such offsetting special allocations are made, the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Section 7.7 were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 7.

7.8. **Mandatory Tax Allocations Under Code Section 704(c)**. Except as specifically set forth in this Section 7.9, allocations of taxable income and loss shall be made in the same manner as allocations for Capital Account purposes. In accordance with Code Section 704(c) and Treasury Reg. 1.704-3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value determined by the Board. Allocations pursuant to this Section 7 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profit, Net Loss, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.

7.9. **Lien**. To secure the payment of any debts of a Member to this Company, this Company shall have a perfected security interest and first lien on the Member's capital stock, net profits, and other property rights and interests, if any, in the Company. The Company shall be entitled to offset at any time any debt of a Member to the Company with a corresponding amount of the Member's capital stock or net profits, if any, in the Company. Each Member by joining and patronizing the Company shall be deemed to have agreed to sign any instrument necessary to evidence and perfect the lien and security interest provided for in this Section.

7.10. **No Offsets**. No Member qualified to share in allocations of Company's Net Profits shall be entitled to demand offset of any portion of such person's allocated share of Net Profit retained by the Company against any indebtedness or claim due the Company from such person.

7.11. **Equity Redemption.**

7.11.1. No acquisition, recall, distribution or redemption of equity capital in the Company shall be made, required or effected, if the result of it would be to render the Company unable to pay its debts as they become due in the usual course of business or causes the remaining assets of the Company to be less than its liabilities plus the amount necessary to satisfy the interests of the holders of securities or other equity capital preferential to those receiving the distribution if the Company were to be dissolved at the time of the distribution. Provided that the financial condition of the Company will not be impaired, the Board of Directors in its sole discretion and subject to the approval of the Company's secured creditors having the right to approve equity redemptions or retirements, and the application of the Uniform Limited Company Association Act, may, but shall not be obligated to, authorize the redemption of any equity capital in the Company at any time when a Member owning equity capital in the Company shall (1) die, (2) if a non-natural person, liquidate its business affairs and intend to dissolve, (3) cease patronizing the Company or using the Company's services for a period of five (5) consecutive years, (4) withdraw or be terminated from the Company as provided in these Bylaws, or (5) for other reasons as provided in an equity retirement policy adopted by the Board of Directors. Each class of equity capital and all persons in each of the above classifications shall be treated similarly with their respective class or classification. The Board of Directors may, in its discretion, issue to the Member interest bearing certificates of indebtedness in substitution and exchange for the equity capital of a Member, which may be subject to redemption.

7.11.2. If (i) payments to persons entitled to repayment under an equity retirement policy developed by the Board of Directors under the immediately preceding paragraph (a) shall have been made or adequate provision made therefor, (ii) the Company has obtained the approval of the Company's secured creditors, and (iii) the Board of Directors shall have determined the total amount of Members' investments in equity capital shall exceed the amount reasonably needed by the Company, the Board may at its discretion retire a percentage of the equity capital in the Company which the Board has determined is not needed. The percentage shall be paid to every holder of equity capital equitably among all on the same percentage basis of their total investments in equity capital regardless of when such investment was made, except that no equity capital shall be repaid under this plan until said Member shall have invested at least $100 in equity capital.

7.11.3. When a Member separates from the Company, whether through voluntary withdrawal, expulsion, dissolution or death, the Company shall redeem the Member's capital account pursuant to policies adopted by the Board of Directors, which policies may be revised from time to time in the sole discretion of the Board of Directors.

7.11.4. No Member entitled to share in the allocation of the Company's Net Profit shall have any right or interest at any time in or to any reserve fund, or surplus accounts, except upon dissolution of the Company when any such reserve fund, or surplus account shall be distributed in accordance with these Bylaws, as otherwise provided by law or as the Directors may otherwise determine.

7.11.5. In connection with or in addition to the foregoing, the Board of Directors may establish policies and practices for the redemption of equity capital based upon the recognition of difference in the character and liquidity of assets held by the Company and the resulting impact on availability of funds for equity redemption.

7.12. **Borrowed Capital**. This Company may borrow such additional capital from Members or any other person or source as permitted by law. It may issue notes or certificates of indebtedness for amounts of borrowed money with such terms and conditions and on which it may pay an interest rate as determined by the Board of Directors.

7.13. **<u>Commingling of Capital; No Interest.</u>** Investments in equity capital need not be segregated from, and may be invested in, or commingled with, any other assets of the Company. Unless provided otherwise in these Bylaws, no Allocation, interest, or any other income shall be declared or paid on account of any capital stock or other equity capital in the Company owned by a member or other investor.

8. **DISSOLUTION; LIQUIDATION; COMPANY SALE; WINDING UP**

8.1. Upon the dissolution, liquidation, sale of the Company, or sale of all or substantially all the Company's assets, all debts and liabilities of the Company shall first be paid according to their respective priorities, as defined by law or by agreement. Any property or proceeds remaining after discharging the debts and liabilities of the Company shall be distributed to the Members and Investor Members in accordance with the following priorities to the extent funds are available therefor, payments within each priority to be made on a pro-rata, equal footing basis without regard to time of investment:

8.1.1. First, pro-rata to all then current Class B Members equal to the Redemption Price; then

8.1.2. Next, pro-rata to all Class A Members, past and present, in relation to their respective and pro-rata share of patronage in relation to all patronage since the date the Operating Agreement was adopted and became effective.

8.2. If, in winding up of the affairs of the Company, certain assets are not liquid, have no market value, creditors having claim on these assets have been satisfied and the trustees in liquidation or other persons charged with winding up the Company's affairs have determined that the costs involved in delaying the winding up of the affairs of the Company exceed the potential benefits, the trustees are authorized to assign the assets or any future proceeds from assets that are not liquid to causes that advance the mission of the Company, as determined in their reasonable discretion. The trustees shall under no circumstances be liable to any other member or equity holder in the Company for any claim on any assets assigned by the trustees pursuant to the authority of this Article.

9. **UNCLAIMED MONEY**

A claim made against the Company for money shall be subject to the provisions of this Section whenever the Company is ready, able, and willing to pay the claim, and has paid or is paying generally claims arising under similar circumstances, but payment of the claim cannot be made because the Company does not know the whereabouts or mailing address of the one to whom it is payable or the one entitled to payment. If the claim is not actually paid within a period of three (3) years after notification as herein provided, the Company shall remove the claim as a liability on its books. No removal shall be made unless the

Company shall have sent by first class, United States mail, a written notice of eligibility for payment addressed to the person appearing on the Company's records to be entitled to payment at the last address of such person shown by the records of the Company. If not claimed within three (3) years after giving of notice, the claim shall be deemed extinguished. All amounts recovered by the Company pursuant to this Section, after deducting therefrom the amount of any taxes payable thereon, shall be placed in a reserve or surplus account established previously or hereafter by the Company.

10. **DISPUTE RESOLUTION; GOVERNING LAW; VENUE; JURISDICTION; JURY TRIAL WAIVER**

10.1. A Dispute Resolution Committee shall be authorized and constituted by this Agreement, which shall be comprised of between two (2) and five (5) member(s), appointed by the Board from among the membership. The Board shall strive to appoint Members to the Dispute Resolution Committee to be representative of each Membership class. The members of the Dispute Resolution Committee shall be selected and appointed based upon possessing special training, experience or skill with respect to alternative dispute resolution. The members of the Dispute Resolution Committee shall serve at the pleasure of the Board; however, no member of the Dispute Resolution Committee shall be removed on account of or as a pretext for reprisal or retaliation for good faith service on the Committee or bona fide recommendation of a decision against a Member or the Company if supported by proper evidence and founded rationale.

10.2. In the event of a dispute between Members, or a Member and the Company concerning any matter arising out of the relationship or transactions between Members or the Member and the Company, which cannot be resolved through direct, amicable, frank, open and honest communication, upon request of either party, the matter shall be set for mediation, to be conducted by two members of the Dispute Resolution Committee, selected by the mutual agreement of the disputing parties. If the parties to a dispute are unable to agree with respect to the selection of two mediators, the Dispute Resolution Committee shall select two mediators, from among the Committee.

10.3. If mediation is incapable of resolving the dispute, upon request of either party and ten (10) days' prior notice to the Member concerned, the matter shall be set for hearing before a three (3) person panel of the Dispute Resolution Committee, which shall hear the same, and shall enter written findings and make a recommendation to the full banc of the Dispute Resolution Committee. The decision of the full banc of the Dispute Resolution Committee in such cases shall be final; *provided*, however, that either party having received a decision may fifteen (15) days thereafter bring an appeal to the Board, which may rely upon the facts found by the Dispute Resolution Committee or which may enter its own findings of fact if the Board judges, in its sole discretion, that the findings of fact were erroneous, invalid or inadequate. The decision by the Board, shall, in case of appeal, be final and binding upon the parties. Any member affected by the final ruling rendered in the dispute, who shall thereafter refuse to acquiesce or abide by the ruling, shall thereafter be subject to termination of membership in accordance with the provisions of Section 1.4.2 of this Agreement. With respect to a Member's dispute with the Company, to the extent direct communication and mediation are incapable of resolving the dispute and the matter requires a decision by the Board or is appealed to a court of proper jurisdiction, and further to the extent that the Company prevails, the Member shall be obligated to pay all attorneys' fees and costs associated with the claim.

10.4. As a matter of last resort, if each and all prior attempts at dispute resolution, as required by this Agreement, fail to resolve the dispute the party aggrieved by the final decision of the Board may within sixty (60) days thereafter bring appropriate action in any court of proper jurisdiction regarding such matter or transaction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York including all matters of construction, validity and performance. Members and the Company agree that any action or proceeding commenced under or with respect to this Agreement shall be brought only in the district courts of the County of Cuyahoga, State of New York, and the parties irrevocably consent to the jurisdiction of such courts and waive any right to alter or change venue, including by removal. EACH MEMBER AND THE COMPANY WAIVE ITS RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY SUIT, CLAIM, CAUSE OF ACTION OR OTHER ACTION TO ENFORCE ANY TERM OR CONDITION OF THIS AGREEMENT OR OTHERWISE ARISING OUT OF OR RELATED TO THIS AGREEMENT.

11. FISCAL YEAR

The fiscal year of this Company shall commence on January 1 each year and shall end on the following December 31.

12. AMENDMENTS

Amendments to this Agreement shall be proposed and recommended by **two-thirds (67%)** of the votes of all Board Members, and thereafter ratified by a **simple majority vote** of Class A Members. An amendment shall be approved if approved by a good faith effort to reach consensus, but if consensus cannot be achieved, then **two-thirds (67%) vote** of Class A Members.

13. MERGER, CONSOLIDATION, OR UNIT OR EQUITY CAPITAL EXCHANGE

13.1. **Board and Member Approval of Merger, Consolidation, or Share or Equity Capital Exchange**. Except as otherwise provided in Section 13.2, if the Company is a party to a plan of merger, consolidation, or share or equity capital exchange, such plan shall first be approved by a **two-thirds vote (67%)** of all votes of the Board Members and then approved by a **two-thirds (67%) vote** of all Class A Members. The provisions of Article 13 shall apply to any proceeds which may result from such merger, consolidation, or share or equity capital exchange.

13.2. **Merger of Company Subsidiary**. The Board Members may approve, in their discretion, by an affirmative **two-thirds (67%) vote** of all votes of the Board Members and without further membership approval or consent, a plan of merger of a subsidiary of the Company into the Company if the Company owns one hundred percent (100%) of the voting shares, memberships, or interests in the subsidiary and the Company has the right to vote on behalf of the subsidiary; except, that if, as a result of the merger, the voting shares, memberships or other interests of the members of the Company would be materially altered, then the Class A Members shall have the right to vote on the plan of merger in a manner consistent with the provisions of Section 13.1.

14. **RIGHT TO INFORMATION; CONFIDENTIALITY**

14.1. The Company shall maintain in record available at its principal office such information as is required by the Company Law. The Company may maintain additional information in record, but shall not be required to make the same available unless required by law. The Company strives to balance the privacy interest of its Members with the right to access information by the same. The Company shall entertain requests for information by Members and former Members in accordance with applicable law. A Member or former Member making a valid request for information under this section and subject to applicable law, shall be solely responsible for paying or reimbursing the Company for the reasonable costs associated with copying documents, including and limited to the cost of equipment, labor and materials.

14.2. Without limiting the generality of the foregoing, Members and former Members, shall always maintain in strict confidence and promise to not disclose any person or entity not otherwise entitled to receive such information all information received by or through the Company, pertaining to the records of the Company, its Members, and the operations, activities or transactions of the same. Each Member and former Member, whether receiving information consequent to a valid request for information under this section, or through its activities with or through the Company, shall further ensure that any information transmitted or communicated to an attorney or other agent of such Member, shall be kept in confidence to the same degree and extent as the Member or former Member is or would be bound by this section. All membership information, fee schedules, financial information, correspondence and all other Company documents and information furnished to the Member by the Company will be kept in strict confidence.

15. **MISCELLANEOUS**

15.1. **Successors and Assigns**. This Agreement shall inure to the benefit of, and shall be binding upon, the heirs, successors and permitted assigns of the Members.

15.2. **No Waiver**. The failure of any Member or the Company to seek redress for violation, or to insist on strict performance, of any covenant or condition of this

Agreement shall not prevent a subsequent act which would have constituted a violation from having the effect of an original violation.

15.3. **Survival of Certain Provisions**. Each of the Members agrees that the covenants and agreements set forth in Sections 1.5, 4, 5, and 15 shall survive the dissolution of the Company.

15.4. **Severability**. In case any provision in this Agreement shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired hereby.

15.5. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

15.6. **Headings, Etc**. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

15.7. **Gender**. As used herein, masculine pronouns shall include the feminine and neuter, neuter pronouns shall include the masculine and the feminine, and the singular shall be deemed to include the plural.

15.8. **No Right to Partition**. The Members, on behalf of themselves and their shareholders, partners, heirs and assigns, if any, hereby specifically renounce, waive and forfeit all rights, whether arising under contract or statute or by operation of law, except as otherwise expressly provided in this Agreement, to seek, bring or maintain any action in any court of law or equity for partition of the Company or any asset of the Company, or any interest which is considered to be Company property, regardless of the manner in which title to such property may be held.

15.9. **No Third-Party Rights**. Except as expressly provided in this Agreement, this Agreement is intended solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.

15.10. **Entire Agreement**. This Agreement (together with Schedule) and the Membership Agreement binding each Member to the Company constitute the entire agreement among the Members with respect to the matters described herein and supersede any prior agreement or understanding among them with respect to such subject matter.

15.11. **APPLICABLE LAW**. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

Member Signature Page of Parting Glass Hospitality, LLC

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

Members:

Name: Tara Noble

_____

Name: Kristin Ma

_____

Name: Stephan Ilnyckyj

_____

Company Signature Page of Parting Glass Hospitality, LLC

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

Company:

Board Member: Tara Noble

_____

Board Member: Kristin Ma

_____

Board Member: Stephan Ilnyckyj

_____

SCHEDULE I

NAME	EMAIL ADDRESS	MAILING ADDRESS
Tara Noble	tara@thirdspacehospitality.com	143 Lafayette Ave, 5F, Brooklyn NY 11238
Kristin Ma	kristinfma@gmail.com	62 Box St. #2, Brooklyn NY 11222
Stephan Ilnyckyj	stephan.ilnyckyj@gmail.com	149 Freeman St. #2R Brooklyn NY 11222

SCHEDULE II
Sales and Purchases of Shares Following Certain Events

II.1. **Death of a Class A Member**.

II.1.1. Upon the death of a Class A Member, the Company shall purchase, and the personal representative, heirs or devisee of the deceased Member (together or individually, the "*Deceased Member*") shall sell to the Company, in accordance with this Agreement, the Class A Share owned by the deceased Class A Member at his or her death. Any remaining Shares owned by the Member, including but not limited to any equity accounts held in the name of the Class A Member, shall be redeemed and paid to the Deceased Member pursuant to the Equity Redemption Policy then in effect on the date of Member's death.

II.1.2. The price for the remaining Shares, which shall be the Terminated Member Redemption Price, shall be paid to the Deceased Member pursuant to the Equity Redemption Policy, which may include a Company note payable to Deceased Member over a period of time.

II.2. **Total and Permanent Disability of a Class A Member**.

II.2.1. If a Class A Member becomes totally and permanently disabled and a period of one (1) year shall have expired after the date of the occurrence from which the Class A Member became totally and permanently disabled, the Company shall purchase and the disabled Class A Member, the conservator, guardian or other fiduciary representing the person or assets of the Class A Member (together or individually, the "*Totally Disabled Member*") shall sell to the Company, in accordance with the Operating Agreement, the Shares owned by the Disabled Member at the time of the occurrence from which the Class A Member became totally and permanently disabled. Any remaining Shares owned by the Class A Member, including but not limited to any equity accounts held in the name of the Class A Member, shall be redeemed and paid to the Disabled Member pursuant to the Company's Equity Redemption Policy, which may include a Company note payable to Deceased Member over a period of time.

II.2.2. The price for the remaining Shares, which shall be the Terminated Member Redemption Price, shall be paid to the Totally Disabled Member pursuant to the Equity Redemption Policy which may include a Company note payable to Deceased Member over a period of time.

II.2.3. For purposes of this Agreement, a Class A Member shall be deemed to be totally and permanently disabled when the Class A Member is unable to perform any of the duties which the Class A Member previously performed for the Company prior to the occurrence from which the Class A Member is being determined to be totally and permanently disabled and shall have been unable to perform for any twelve (12) month period after the occurrence at which point the Class A Member shall be deemed to have been totally and permanently disabled.

II.3.   **Partial Disability of a Member.** If a Class A Member shall become partially disabled, all the Class A Members shall determine what, if any, changes in the relationship of the partially disabled Member to the Company should be made. If they are unable to agree, the relationship of the disabled Class A Member to the Company shall continue as if there were no disability except that the Class A Member shall not be required to perform duties which cannot be performed by the Class A Member because of the disability.

II.4.   **Dissolution of Marriage of a Member.**

II.4.1.   If all or a portion of the Shares owned by a Class A Member are transferred to another person ("*Transferee*") pursuant to a decree of dissolution of marriage, the Company shall purchase from the Transferee receiving the Shares, all of the Shares owned by the transferring Class A Member.

II.4.2.   The price to be paid for the Shares shall be the Terminated Member Redemption Price and the terms for payment shall be as provided in the Equity Redemption Policy, which may include a Company note payable to Deceased Member over a period of time.

II.5.   **Time of Closing.** The closing for any purchase and sale of a deceased Class A Member's Shares pursuant to this Schedule shall take place within ninety (90) days after the date of death or within 10 days after the date the proceeds of insurance on the life of the Deceased Member pursuant to this Agreement are paid to the Company, whichever is later. The closing of any other purchase and sale of Shares shall take place within 120 days after the close of the Company's fiscal year, except if insurance proceeds are to be utilized in payment of the purchase price, the closing shall take place within 10 days after the date the proceeds of the insurance are paid to the Company, if that date is later than the 120 days specified above. The specific time and place of closing shall be as agreed by the Company and the Deceased Member's estate executor.

SCHEDULE III
Involuntary Termination

III.1. **Appointment of a Fiduciary/Termination for Cause.**

III.1.1. If (a) a conservator or other fiduciary or a trustee in bankruptcy is appointed for all or substantially all of the assets of a Class A Member (the "*Selling Member*"), except by reason of total and permanent or partial disability of the Selling Member, or the Selling Member is appointed as a debtor in possession or an equivalent in a bankruptcy proceeding, or (b) all employment of a Member (also the "*Selling Member*"), whether the employment exists at the date of this Agreement or at a later time, is terminated by the Company for cause, the Company shall purchase and the Selling Member shall sell the Shares owned by the selling Member in accordance with the Operating Agreement. Any remaining Shares owned by the selling Member, including but not limited to any equity accounts held in the name of the selling Member, shall be redeemed and paid to the selling Member pursuant to the Company's Equity Redemption Policy.

III.1.2. The price to be paid for the remaining Shares shall be the Terminated Member Redemption Price of the Shares, except if a Member's employment by the Company has been terminated by the Company for Cause, the price shall be two-thirds (2/3) of the Terminated Member Redemption Price, less any amount owed by the Member to the Company, pursuant to the Company's Operating Agreement ("*For Cause Termination Redemption Price*").

III.1.3. For purposes of this Agreement, "*Cause*" with respect to a person's employment termination shall mean (a) the person has been convicted of a felony, (b) the person has conduct himself or herself in a manner which has caused a loss of reputation or embarrassment to the Company or could result in the reasonable judgment of the Boards (excluding the person) to be likely to cause a loss of reputation or embarrassment to the Company, (c) the person has abused controlled substances or alcohol and has refused treatment or following treatment has continued the abuse, (d) whether or not convicted of a crime, it has been demonstrated to the reasonable satisfaction of the Boards that the Member has taken funds of the Company for the Member's own use without the unanimous approval of the Boards (excluding the Member), (e) has continued to violate any of the policies, rules or regulations of the Company after notice and demand to cease has been received by the Member from the Boards, or (f) Cause has been determined to exist by an affirmative vote of the Voting Member Voting Class. In determining whether a termination of employment is or is not for Cause, the Selling Member, if a Board Member shall not be entitled to vote in his or her capacity as a Board Member on the determination, but if the Selling Member disputes a determination of Cause for the termination, the matter shall be determined in accordance with Section 10 of the Operating Agreement.

III.1.4. The price shall be paid by the Company delivering to the Selling Member at closing as a down payment cash or certified funds equal to ten percent (10%) of the For Cause Termination Redemption Price. Any remaining portion of the For Cause Termination Redemption Price shall be paid by the Company delivering to the Selling Member at closing a promissory note bearing interest at the lowest rate permitted by the Internal Revenue Code or regulations issued thereunder to avoid the imputation of interest on the promissory note, dated the date of the closing. The note shall be payable in equal quarterly payments of principal and interest over a period not to exceed ten (10) years as determined by the Board.

III.2. **Matters Related to Closings.** Except as specifically provided otherwise for particular situations in the Operating Agreement, the following shall apply:

III.2.1. **Notes.** Any note delivered as part or full payment of a purchase price pursuant to provisions of this Agreement:

III.2.1.1. shall provide for equal consecutive installments of principal and interest on the first day of the period for which the payment is due (*e.g.*, monthly, quarterly, annually) commencing on the first period following the date of closing for the purchase of Shares;

III.2.1.2. shall permit prepayments in whole or in part without penalty but any prepayments shall not affect the dates when subsequent installments become due;

III.2.1.3. shall be secured by a pledge of the Shares being purchased; and

III.2.1.4. shall provide for collection of all costs (including attorneys' fees) by the holder of the note(s) if it is necessary to bring suit to collect principal or interest or to enforce the security for the note(s).

III.2.2. **Debt Due a Selling Member.** If, on the closing date for any purchase and sale of Shares under this Schedule, the Company is indebted to the Selling Member, the Company shall pay or purchase all of the indebtedness of the Company to the Selling Member. The amount of indebtedness paid or purchased shall not affect the purchase price of the Shares. Such indebtedness shall be paid or purchased on the date of closing of the purchase of Shares. If any indebtedness of the Company to a Member is to be repaid or purchased by a purchaser of Shares in connection with payments to the Member, to the legal representative of the Member or to another person pursuant to an order of a court of competent jurisdiction, the rights to collect and enforce repayment of the indebtedness shall be transferred to the purchaser of the Shares.

III.2.3. **Company Debt Guaranteed by a Selling Member.** If a Selling Member shall have personally guaranteed debts, installment loans or obligations of or for the benefit of the Company, the Company shall pay, purchase or give sufficient assurances to any holder of such indebtedness, so as to permit the Selling Member to be released from such obligations. In the alternative, or if a release of the selling

Member cannot be obtained, the Company shall indemnify the selling Member for any and all causes of action arising from such guaranteed obligations.

III.2.4. **Time of Closing.** The closing for any purchase and sale of a deceased Member's Shares pursuant to this Schedule shall take place within ninety (90) days after event giving rise to involuntary termination hereunder. The specific time and place of closing shall be as agreed by the purchasers and the Selling Member.